                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                       FOR THE QUARTER ENDED JUNE 30, 2003



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



             This report is being submitted as a combined filing for
                    NiSource Inc. and Columbia Energy Group.



         Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                                                                Page
                                                                                                                ----
ITEM 1.  ORGANIZATION CHART..............................................................................         3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS..................................         4

ITEM 3.  ASSOCIATE TRANSACTIONS..........................................................................         4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT.................................................................         5

ITEM 5.  OTHER INVESTMENTS...............................................................................         5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS...............................................................         5

EXHIBITS.................................................................................................         6

SIGNATURE................................................................................................         7

EXHIBIT A................................................................................................         8

ITEM 1.  ORGANIZATION CHART

                                                                                     PERCENTAGE
                                         ENERGY OR                                   OF VOTING
                                        GAS-RELATED      DATE OF        STATE OF     SECURITIES
NAME OF REPORTING COMPANY                 COMPANY     ORGANIZATION    ORGANIZATION      HELD          NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services            Gas-related     01/07/98        Delaware        100%    (Non-FERC jurisdictional
Company (Deep Water)                                                                            gas pipeline development

Granite State Gas Transmission          Gas-related     10/24/55      New Hampshire     100%    Interstate pipeline
EnergyUSA-TPC Corporation             Energy-related    08/10/00        Delaware        100%    Gas marketing
KGF Trading Company                   Energy-related    07/31/92         Indiana        100%    Marketing company
Crossroads Pipeline Company             Gas-related     04/05/93         Indiana        100%    Interstate gas pipeline
NI Energy Services Transportation,
Inc.                                    Gas-related     06/18/98         Indiana        100%    Interstate gas pipeline
NI-TEX Gas Services, Inc.               Gas-related     03/30/87        Delaware        100%    Gas storage
NI-TEX, Inc.                            Gas-related     08/26/88         Indiana        100%    Intrastate gas pipeline
NiSource Energy Technologies, Inc.    Energy-related    10/27/00         Indiana        100%    Development of fuel cell technology
EnergyUSA Appalachian Corporation     Energy-related    02/19/01         Indiana        100%    Gas Marketing
NESI Power Marketing, Inc.            Energy-related    07/18/96         Indiana        100%    Gas Marketing
SunPower Corporation                  Energy-related    04/24/85       California     14.66%    Development of energy technologies
NewPower Holdings                     Energy-related    06/29/00        Delaware       0.95%    Gas Marketing
Acumentrics Corporation               Energy-related    08/18/94      Massachusetts    3.50%    Developer of Solid Oxide Fuel Cells

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

 Company        Type of        Principal                                    Person to        Collateral      Consideration
 Issuing       Security        Amount of     Issue or       Cost of       Whom Security      Given with      Received for
Security        Issued         Security       Renewal       Capital        was Issued         Security       Each Security
---------------------------------------------------------------------------------------------------------------------------
None

CAPITAL CONTRIBUTIONS:

        Company                      Company
     Contributing                   Receiving                    Amount of
        Capital                      Capital               Capital Contribution
------------------------------------------------------------------------------------
None

ITEM 3. ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                  Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
---------------------------------------------------------------------------------------------
None

PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

    Associate Company          Reporting Company        Types of Services    Direct Costs  Indirect Costs   Cost of     Total Amount
    Rendering Services        Receiving Services             Rendered          Charged         Charges      Capital        Billed
------------------------------------------------------------------------------------------------------------------------------------
Columbia Gulf                                               Operation &
Transmission                       Deep Water               Maintenance                         $11,418        None         $ 11,418

NiSource Corporate
Services Company               Columbia Deep Water         Administrative       $ 16,163                       None         $ 16,163

NiSource Corporate
Services Company              NiSource Energy Tech.        Administrative       $ 91,927                       None         $ 91,927

NiSource Corporate
Services Company                Granite State Gas          Administrative       $118,051                       None         $118,051

NiSource Corporate
Services Company               Crossroads Pipeline         Administrative       $ 66,179                       None         $ 66,179

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT


($ in thousands)
--------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
     Total consolidated capitalization as of June 30, 2003                                   9,383,909           Line 1
     Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                      1,407,586           Line 2
     Greater of $50 million or line 2                                                        1,407,586           Line 3
     Total current aggregate investment:  (categorized by major line of energy-related business)
     Energy-related business                                                                         -
--------------------------------------------------------------------------------------------------------------------------
     Total current aggregate investment                                                              -           Line 4
--------------------------------------------------------------------------------------------------------------------------
     Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered
     holding company system (line 3 less line 4)                                             1,407,586           Line 5
--------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN GAS-RELATED COMPANIES                                                           143,834
--------------------------------------------------------------------------------------------------------------------------



ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-         Other Investment in          Other Investment in        Reason for difference
   Related Business            last U-9C-3 Report           this U-9C-3 Report          in Other Investment
----------------------------------------------------------------------------------------------------------------

         None                    $2,049,767,100                1,980,967,243                     *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                    EXHIBITS




1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

       NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

       EXHIBIT A

                                    SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.








                                                        NiSource Inc
                                             ---------------------------------
                                                        (Registrant)







Date:    August 15, 2003               By:         /s/ Jeffrey W. Grossman
                                             ---------------------------------
                                                    Jeffrey W. Grossman
                                                       Vice President
                                                (Principal Accounting Officer
                                                and Duly Authorized Officer)

                                    EXHIBIT A


CERTIFICATE

NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2003 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

     Public Service Commission of Maryland
     6 St. Paul Centre
     Baltimore, MD 21202

     Public Utilities Commission of Ohio
     180 East Broad Street
     Columbus, OH 43215

     Pennsylvania Public Utility Commission
     901 North 7th Street Rear
     Harrisburg, PA 17105-3265

     Virginia State Corporation Commission
     1300 East Main Street
     Richmond, VA 23219

     Indiana Utility Regulatory Commission
     302 West Washington Street, Room E 306
     Indianapolis, IN  46204

     Maine Public Utilities Commission
     242 State Street
     Augusta, ME  04333

     Massachusetts Department of Telecommunications & Energy
     One South Station
     Boston, MA  02110

     New Hampshire Public Utilities Commission
     8 Old Suncook Road
     Concord, NH  03301





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